Exhibit 99.6

UNITED UTILITIES PLC

12 JULY 2005

United Utilities PLC announces that it has received a notification today from J.P. Morgan Chase & Co. stating that, following the consolidation and reclassification of A shares into New Ordinary Shares, the company no longer has a notifiable interest in the share capital of United Utilities PLC.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.